Exhibit 99.1

K Wave Aligns with $50 Billion Asset Manager IGIS to Accelerate AI Infrastructure

Strategy: Targets Over $2 Billion in Deployment

NEW YORK, May 5, 2026 — K Wave Ltd. (“KWM” or the “Company”) today announced that it has entered into a Strategic Partnership Agreement with IGIS Global Properties LLC (“IGIS Global”), a U.S.-based subsidiary of IGIS Asset Management Co., Ltd., a global real assets manager with over $50 billion under management.

The partnership is designed to support the deployment of up to $2 billion into AI infrastructure opportunities over the next twenty four months, positioning KWM to scale its recently announced transformation into an AI infrastructure-focused platform.

Positioning for the AI Infrastructure Supercycle

Global demand for AI compute capacity continues to accelerate, driven by the rapid adoption of generative AI, large language models, and enterprise AI applications. At the same time, infrastructure supply, including data centers, GPU capacity, and power availability, remains constrained.

KWM believes this supply-demand imbalance represents one of the most significant investment opportunities in technology infrastructure today. Through its partnership with IGIS Global, the Company intends to rapidly deploy capital into scalable, high-demand infrastructure assets across the AI ecosystem.

Partnership Highlights

●	Institutional Sourcing & Execution

IGIS Global will leverage the broader IGIS platform to source and evaluate AI infrastructure and data center opportunities across the United States and internationally, bringing institutional-grade underwriting and global deal flow.

●	Operator Partnerships Across the AI Stack

KWM and IGIS Global expect to jointly partner with the “best-in-class” operators across the AI infrastructure value chain, including data center developers, GPU compute providers, and power and cooling infrastructure providers.

●	Aligned Co-Investment Framework

IGIS Global is expected to co-invest, or participate as a limited partner in, KWM led SPC or funds in select opportunities, providing aligned institutional capital and reinforcing disciplined capital deployment.

●	Scaled Deployment Strategy

The Company’s partnership with IGIS will target up to $2 billion in AI infrastructure deployment over the next 24 months, subject to the identification of projects and standard approvals.

Strategic Momentum and Capital Raising Platform

This partnership builds on KWM’s previously announced strategic transformation, which includes access to up to $485 million in committed capital through its financing agreement with Anson Funds. Supported by the existing commitment and the planned elimination of approximately $48 million in liabilities through its divestiture of KWM’s subsidiary, Play Co., Ltd., KWM’s partnership with IGIS is expected to position KWM as a capital-efficient, public-market platform focused on acquiring and scaling AI infrastructure assets efficiently and globally.

Management Commentary

“This partnership with IGIS Global provides the institutional backbone to execute our AI infrastructure strategy at scale,” said Ted Kim, Chief Executive Officer of K Wave Media.

“IGIS Global brings deep experience in global real assets and data center investments, along with sharing of its existing pipeline data center projects. Most importantly, it provides opportunities to further strengthen KWM’s AI infrastructure strategy through IGIS’ collaboration with global leaders in AI and data center operations. We are building a scalable AI infrastructure platform backed by institutional capital and global sourcing capabilities,” Mr. Kim added. “Our goal is to move quickly and position KWM as a leading public-market vehicle for AI infrastructure investment.”

IGIS Commentary

“We are pleased to partner with K Wave as it builds a scalable platform focused on AI infrastructure,” said Sunho Song, CEO and Managing Member of IGIS Global.

“Demand for high-quality data center and compute infrastructure continues to grow globally, and we believe this partnership combines KWM’s capital markets platform with IGIS’s experience in sourcing, underwriting, and managing real assets. Together, we see a compelling opportunity to deploy capital into infrastructure assets with strong long-term fundamentals.” We have successfully built hyperscale data centers in Korea and would like to replicate our success in the U.S. and international markets in partnership with KWM.

About K Wave Media Ltd.

K Wave Media Ltd. is a Nasdaq-listed company undergoing a strategic transformation toward AI infrastructure investments, including data centers, compute resources, and AI-related technologies. Subject to shareholder approval at the Company’s upcoming annual meeting, expected in early July 2026, KWM intends to rebrand as Talivar Technologies.

About IGIS Global Properties LLC

IGIS Global Properties LLC is a U.S.-based subsidiary of IGIS Asset Management Co., Ltd., a global real assets investment platform with over $50 billion in assets under management and extensive experience in data center and infrastructure investments.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of KWM’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of KWM. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political, and legal conditions.

If any of these risks materialize or KWM’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KWM does not presently know, or that KWM currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect KWM’s current expectations, plans, and forecasts of future events and views as of the date hereof.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of KWM described in KWM’s Form 20-F initially filed with the SEC on May 14, 2025, as amended, including those under “Risk Factors” therein. KWM anticipates that subsequent events and developments will cause its assessments to change. However, while KWM may elect to update these forward-looking statements at some point in the future, KWM specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing KWM’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact
Investor Relations: info@kwavemedia.com
Public Relations: info@redroosterpr.com

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